Mail Stop 3233
                                                                September 24,
2018

     Via E-mail
     Austin Nissly
     General Partner
     Keystone Investors - Urban Node Fund II, LP
     236 Bicknell Avenue, Apt. 11
     Santa Monica, CA 90405

            Re:     Keystone Investors   Urban Node Fund II, LP
                    Offering Statement on Form 1-A
                    Filed September 7, 2018
                    File No. 024-10894

     Dear Mr. Nissly:

            We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

     Risk Factors

     "The Limited Partners and Company agree to indemnify the General Partner...," page 14

        1. We note your risk factor in response to comment 2 and your disclosure that such costs of indemnification are unknown. Please revise your disclosure to specify whether there are any limits on the amount of the indemnification.

     Exhibit 2. Limited Partnership Agreement

        2. Your limited partnership agreement states that your internal dispute resolution procedure does not apply to "claims of federal securities law violations." Please revise the limited partnership agreement to clarify, if true, that no claims under the federal securities laws are subject to the internal dispute procedure or the mandatory arbitration provision and these provisions do not impact the rights of shareholders to bring claims under the federal securities laws or the rules and regulations thereunder. To this end, please also move the
 Austin Nissly
Keystone Investors   Urban Node Fund II, LP
September 24, 2018
Page 2

       language that addresses the applicability of this provision to the federal securities laws to a more prominent location.

Exhibit 4   Subscription Agreement

    3. We note your response to comment 7. Please further revise the subscription agreement to remove the requirement that subscribers represent that they have "read" the offering documents or otherwise explain to us in detail why this is appropriate.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon,
Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at
(202) 551-3799 or me at (202) 551-3391 with any other questions.


                                                             Sincerely,

                                                             /s/ Erin E. Martin

                                                             Erin E. Martin
                                                             Legal Branch Chief
                                                             Office of Real
Estate and
                                                             Commodities